November 26, 2019

BY EDGAR

Folake Ayoola

Senior Counsel, Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:    NexPoint Real Estate Finance, Inc.

          Amendment No. 1 to Draft Registration Statement on Form S-11

          Submitted October 22, 2019

          CIK No. 0001786248

Ladies and Gentlemen:

NexPoint Real Estate Finance, Inc. (the “Company”) has today confidentially submitted a revised Draft Registration Statement on Form S-11 (as amended, the “Registration Statement”) to the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated November 14, 2019. For ease of reference, the text of each Staff comment is included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-11

Our Strategic Relationship with Our Sponsor, page 3

1.

We note your response to prior comment 3 and continue to note the disclosure in the summary regarding the enterprise values and increase in market capitalization. Please revise to move this disclosure to the Business section and balance by qualifying the leverage associated with these entities and a discussion of any losses or adverse business developments specific to these entities. In addition, we note the return information on page 105 from March 2015 to June 2019 and the comparison with RMZ from June 2018 to June 2019. With a view toward disclosure, please provide us a comparison with RMZ for the entire period from March 2015 to June 2019 and provide annual returns for the same period, including net income/loss for each year.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Summary section of the Registration Statement to remove the enterprise values of NexPoint Residential Trust, Inc. (“NXRT”), VineBrook Homes Trust, Inc., NexPoint Hospitality

United States Securities and Exchange Commission

November 26, 2019

Trust and Condor Hospitality Trust, Inc. and the increase in NXRT’s market capitalization. The Company has balanced this disclosure in the Business section of the Registration Statement by adding each entity’s associated leverage. The Company advises the Staff that it does not believe that, as of the date hereof, there are any material adverse business developments or losses with respect to these entities. Should any such developments or losses arise, the Company undertakes to update the Registration Statement, as appropriate.

Further, the Company advises the Staff that it has revised the total return graph to include the entire period from March 2015 to September 2019 and has provided annual return information for the same period, including net income/loss for each year.

Our Financing Strategy, page 13

2.

We note your revised disclosure in response to prior comment 4. We continue to believe you should consider adding a discussion of assets and liabilities on a gross basis in places you have discussed them on a net basis. For instance, we note your disclosure on page 2 that SFR loans will be 86% of total assets upon completion of the formation transactions. However, based on your pro forma financial statements, SFR loans represent approximately 47% of total assets. Please further revise your disclosure or explain to us why you do not believe additional disclosure is necessary.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 2, 12 and 112 to include disclosure regarding its assets and liabilities on a gross basis.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

Note 2. Formation Transaction and Initial Public Offering, page F-11

3.	We note your response to our prior comment 15. We are continuing to consider your response and may have additional comments.

Response: The Company acknowledges the Staff’s comment.

Note 4. Pro Forma Adjustments, page F-19

4.

We note that your calculation of interest revenue assumes no prepayments during the period. Please tell us whether you have experienced any significant prepayments with respect to your investment assets, and if so, explain to us why they were not considered in your calculation of interest revenue.

Response: The Company acknowledges the Staff’s comment and advises the Staff that all of the SFR Loans carry significant defeasance and prepayment penalties, rendering defeasance and prepayment by borrowers extremely expensive and, therefore in the Company’s view highly unlikely in any material respect. Furthermore, the Company does not have any historical prepayment data available to rely on because the SFR investment structure is a new product. All

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November 26, 2019

of the SFR Loans were originated in late 2018 and 2019 and, as of September 30, 2019, have a current weighted average maturity of 8.6 years. Coupling the long period to maturity with significant defeasance and prepayment penalties, the Company does not expect any defeasance or prepayments, other than regular loan amortization payments, during the pro forma period.

The CMBS Entity was originated on March 28, 2019 and matures on February 25, 2026, or in 6.4 years as of September 30, 2019. Given the recent origination and long period to maturity, the Company similarly does not expect any material prepayments for this asset during the pro forma period.

The preferred equity investments, mezzanine loan, and alternative structured financing investment have origination dates ranging from July 2014 to March 2019. As of September 30, 2019, the weighted average maturity for the preferred equity investments was 6.3 years and the mezzanine loan was 2.3 years. Additionally, the alternative structure financing investment is not redeemable until after July 2021. The Company has not received any prepayments in these asset classes to date and does not expect any prepayments during the pro forma period.

The Company has also revised page F-20 to reflect that it considered historical prepayment data and does not expect any prepayments during the pro forma period.

5.

We have considered your response to our prior comment 17. We note in your disclosure on page F-14 that you intend to elect the fair value option with respect to the assets and liabilities held by the consolidated CMBS Entity. However, it appears that your methodology for recognizing revenue with respect to the loans held by the CMBS Entity assumes the loans are carried at amortized cost. Please clarify for us how you determined your methodology for recording revenue related to the CMBS assets for pro forma financial statements purposes reconciles with your decision to elect the fair value option.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 87, 90, 93 and 94 and pages F-14, F-16 and F-20 of the pro forma financial statements to remove references to the fair value option and instead note that the Company will record the assets and liabilities held by the consolidated CMBS Entity at fair value using the measurement alternative in ASC 810 for collateralized financing entities. The Company views the financial liabilities of the consolidated CMBS Entity as more observable than the financial assets. The Company regularly receives broker quotes in order to mark-to-market the CMBS B-Piece tranche that it will own, and as of September 30, 2019, the average of the broker quotes the Company received was 99.75% of par value. The Company views the difference between this mark and the outstanding unpaid principal balance as immaterial for the pro forma financial statements and has disclosed on pages F-21 and F-24 of the pro forma financial statements that the current outstanding unpaid principal balance approximates fair value as a simplifying assumption.

The Company also revised the pro forma financial statements to include interest income and expense, related to the asset and liabilities of the consolidated CMBS Entity, within the same

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November 26, 2019

financial statement caption that captures the change in fair value of the consolidated CMBS Entity and has made conforming revisions to the relevant disclosures on pages 87 and 94 and pages F-14, F-21 and F-24 of the pro forma financial statements.

6.

We have considered your response to our prior comment 19. We remain unclear how your adjustments related to the estimated distribution and corporate general and administrative expenses are factually supportable. Please revise your pro forma financial statements to eliminate these adjustments or further explain to us how they are factually supportable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the pro forma financial statements to eliminate the estimated distribution and corporate general and administrative expenses.

General

7.

We note your response to prior comment 5. We have referred your response to the Division of Investment Management for further review and they will contact you directly when they have completed their review.

Response: The Company acknowledges the Staff’s comment.

8.

We note the revised disclosure on pages 3, 62 and 101 that Highland filed for Chapter 11 bankruptcy protection and that your sponsor is affiliated through common control with Highland. Please revise to more specifically describe how your sponsor is affiliated with Highland, including identifying the certain directors and executive officers that serve in various capacities at Highland or its affiliated entities. In addition, please more specifically describe this bankruptcy filing and any potential conflicts of interest.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 3, 4 and 102 to disclose how the Company’s Sponsor is affiliated with Highland and to disclose additional details regarding the Highland Bankruptcy. Additionally, the Company has revised page 63 to add disclosure to the risk factor entitled “The Highland Bankruptcy could create potential conflicts of interest and uncertainty related to our commercial relationship with Highland” regarding the potential conflicts of interest the Highland Bankruptcy poses.

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

United States Securities and Exchange Commission

November 26, 2019

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:        Brian Mitts, President, NexPoint Real Estate Finance, Inc.

             Justin S. Reinus, Partner, Winston & Strawn LLP

             Robert K. Smith, Partner, Hunton Andrews Kurth LLP

             James V. Davidson, Partner, Hunton Andrews Kurth LLP